Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Launches New Edge Computing Platform
 Target for Cloud and Communication Service
Providers based on Intel® Xeon-D processor

Intel Verifies Platform as Intel® Select Solution for uCPE Following
 Rigorous Benchmark Testing

KFAR SAVA, Israel — May 7, 2019, - Silicom Ltd. (NASDAQ: SILC) today announced that it has launched its powerful new Edge Computing platform based on the Intel® Xeon-D (D2100) processor.

Targeted for the needs of Cloud and Communication Service Providers (CoSP), the new platform is optimized for Edge Computing services including uCPE (Universal Customer Premises Equipment), Cloud Edge, 5G Distributed Unit (DU), and IoT Gateways. Intel has verified Silicom’s new platform as an Intel® Select Solution for uCPE in both 'Basic' and 'Plus' configurations and optimized on Ubuntu as the operating system, after rigorous benchmark testing to confirm its features, functionality, security and performance.

“We have designed our Edge Computing Platform to be a ‘hand-in-glove’ fit for Cloud players and CoSPs transitioning their networks to the virtualized paradigm,” commented Shaike Orbach, Silicom’s President and CEO. “Our platform enables next-generation services that will aggregate compute, storage, network and low-latency analytics based on FPGAs. We believe that this unique combination of capabilities will make our new Edge Computing platform the preferred choice for the deployment of future whitebox-based services.”

“As an Intel Select Solutions Partner, we look forward to working closely with Intel in joint go-to-market efforts, and to continue to build our Select Solutions portfolio, including the delivery of an Intel® Select Solution for uCPE based on the newly announced ADVA Ensemble Connector” concluded Mr. Orbach.

Intel Select Solutions are verified hardware and software stacks that are optimized for specific software workloads across compute, storage and network. The solutions are developed from Intel’s deep experience with independent software vendors and OEM/ODM industry partners. To qualify a product as an Intel® Select Solution, solution providers must replicate or exceed Intel’s general reference benchmark performance thresholds, as well as its specialized benchmarks for security, encryption and compression performance, characteristics that are essential for the success of edge networking use cases.

“Intel Xeon-D processors provide the performance density critical for the emerging customer-premise edge solutions,” said Renu Navale, senior director of Edge Services & Industry Enabling at Intel. “Intel Select Solutions for uCPE will accelerate deployment of these next-generation platforms and services, and we’re pleased to collaborate with innovators like Silicom to deliver them to customers.”

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About Silicom
 Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

 For more information, please visit: www.silicom.co.il

To learn more about Intel ® Select Solutions for the Network, please visit:
 https://builders.intel.com/intelselectsolutions/network

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact:	Investor Relations Contact:

Eran Gilad, CFO	Ehud Helft / Gavriel Frohwein
Tel: +972-9-764-4555	GK Investor Relations
E-mail: erang@silicom.co.il	Tel: + 1 646 668 359
Email: silicom@gkir.com